Mail Stop 4561

June 23, 2008

Thomas K. Johnston, President
SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115
Also via facsimile at: 216-658-9711

> **Re: SearchPath International, Inc.**
> **Registration Statement on Form 10**
> **Filed June 13, 2008**
> **File No. 000-53277**

Dear Mr. Johnston:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of Form 10. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Independent Auditors' Report

1. We note that your Independent Auditors' Report states that your auditors "conducted [their] audits in accordance with auditing standards generally accepted in the United States of America." Paragraph 5 of PCAOB Auditing Standards No. 1 and the June 15, 2004 SEC Regulations Committee Minutes require the independent auditors' report to reference the "the standards of the Public Company Accounting Oversight Board (United States)." Please consult with your auditors regarding this matter and confirm whether or not their audits were conducted in accordance with PCAOB standards. Additionally, please revise your registration statement to include a report with proper form (we refer you to the Appendix of AS1).

* * * * *

You are advised that the registration statement will become effective through operation of law on August 12, 2008 and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. Once an amendment has been filed that appropriately responds to the comment above, we plan to review and comment on your filing.

If you have any questions regarding this comment, please contact Jan Woo at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief - Legal